August 21, 2024

VIA EDGAR
Mr. Brian McAllister
Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington, D.C. 20549

RE:	CVR Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 21, 2024
File No. 001-35120

Dear Mr. McAllister and Mr. Arakawa:

Set forth below please find the response of CVR Partners, LP (the “Partnership”, “we”, “us”, or “our”) to the comment received from the staff of the United States Securities and Exchange Commission (the “Staff”) in the Staff’s letter to the Partnership, dated July 26, 2024, regarding the Partnership’s Form 10-K for the fiscal year ended December 31, 2023 (our “2023 Form 10-K”). For ease of reference in this response, we have repeated the Staff’s comment below.

Form 10-K for the Year Ended December 31, 2023
Non-GAAP Reconciliations, page 46

1.We note your non-GAAP reconciliation of Available Cash for Distribution includes three reconciling items labelled as current (reserves) adjustments for operating/investing/financing activities and that you have included footnote disclosure that describes various elements included in each of the three reconciling items. Please address the following:
•Expand your footnote disclosure to further describe the elements labelled as other future operating needs, other future investing activities and other future financing needs.
•For each of the items described in the footnotes, quantify each element included in the adjustment.

Response: We respectfully acknowledge the Staff’s comment, have reviewed our non-GAAP reconciliation of Available Cash for Distribution, and propose to further describe and quantify the adjustments, including expanding the footnotes to clarify what is included in each adjustment, as set forth below.

We are a master limited partnership with variable distributions. As included in our 2023 Form 10-K, Available Cash for Distribution is an important non-GAAP financial performance measure that allows investors to assess our operating results and profitability. The current policy of the board of directors of our general partner (the “Board”) is to distribute all Available Cash for Distribution (as determined by the Board in its sole discretion) that the Partnership generates on a quarterly basis. Available Cash for Distribution is defined as EBITDA (net income before (i) interest expense, net, (ii) income tax expense and (iii) depreciation and amortization expense) for the quarter excluding noncash income or expense items (if any), for which adjustment is deemed necessary or appropriate by the Board in its sole discretion, less (i) reserves for maintenance capital expenditures, debt service and other contractual obligations and (ii) reserves for future operating or capital needs (if any), in each case, that the Board deems necessary or appropriate in its sole discretion. Available Cash for Distribution may

CVR Partners ● 2277 Plaza Drive, Ste 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrpartners.com

August 21, 2024
be increased by the release of previously established cash reserves, if any, and other excess cash, at the discretion of the Board.

	Year Ended December 31,
(in thousands)	2023	2022	2021
Net income	$172,433	$286,801	$78,155
Interest expense, net	28,653	34,065	60,978
Income tax expense	289	160	57
Depreciation and amortization	79,720	82,137	73,480
EBITDA and Adjusted EBITDA	281,095	403,163	212,670
Adjustments (Reserves)/Releases:
Accrued interest expense (excluding capitalized interest)	(33,885)	(34,733)	(50,562)
Utility pass-through expense (1)	(1,350)	(2,700)	4,013
Future operating needs (2)	(5,000)	—	(9,672)
Capital expenditures (3)	(56,400)	(40,793)	(16,226)
Turnaround expenditures, net (4)	(11,543)	13,010	(8,510)
Equity method investment (5)	15,776	—	—
Principal payments on senior secured notes and deferred financing costs	(500)	(65,815)	(34,627)
Repurchase of common units	—	(12,397)	(529)
Available Cash for Distribution (6)	$188,193	$259,735	$96,557

Common units outstanding	10,570	10,570	10,681

(1)Amount consists of adjustment of expenses incurred by the city of Coffeyville during winter storm Uri in 2021 and cash impacts thereof.
(2)Amount consists of reserves established by the Board for potential future cash needs related to nitrogen fertilizer seasonality and feedstock price volatility.
(3)Amount consists of maintenance capital expenditures, including additional reserves for future growth projects of $28.4 million for the year ended December 31, 2023.
(4)Amount consists of reserves for periodic, planned turnarounds, net of expenditures incurred in the period.
(5)Amount consists of distributions received by the Partnership adjusted for the amortization of deferred revenue related to the 45Q transaction.
(6)Amount represents the cumulative available cash for distribution based on full year results. However, available cash for distribution is calculated quarterly, with distributions (if any) being paid in the following period.

If the Staff does not object to the proposed disclosure, the Partnership plans to prospectively revise our non-GAAP reconciliation of Available Cash for Distribution in our future Quarterly Reports on Form 10-Q (beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2024) and Annual Reports on Form 10-K (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2024) consistent with the changes detailed above.

If you have any questions with respect to the foregoing or if any additional information is required by the Staff, please contact the undersigned at 281.207.3211.

Sincerely,

CVR PARTNERS, LP
By:	CVR GP, LLC, its general partner

By:	/s/ Jeffrey D. Conaway
Jeffrey D. Conaway
Vice President, Chief Accounting Officer and Corporate Controller
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